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                                                                  EXHIBIT (4)(c)

             PROVIDENT MUTUAL LIFE INSURANCE COMPANY OF PHILADELPHIA
                            PHILADELPHIA, PENNSYLVANIA

                            403(b) ANNUITY LOAN RIDER

This Rider is attached to and forms a part of the Contract. This Rider takes effect on the later of the Issue Date of the Contract or the date specified herein. This Rider will terminate on the earliest of:

         (1)      the date the Contract is surrendered for the Cash Surrender
                  Value;

         (2)      the Maturity Date;

         (3)      the death of the Annuitant prior to the Maturity Date; or

         (4) the first day that Indebtedness as defined below, equals or exceeds the Cash Surrender Value.

Any Indebtedness will become due and payable on the date of the termination of this Rider. No provisions in the Contract will change except as expressly stated herein.

CONTRACTLOANS

After this Rider has been in effect for at least six (6) months, a 403(b) Contract Loan may be made by the Annuitant by sending a signed written request to our Administrative Office: 300 Continental Drive, Newark, Delaware 19713.

MAXIMUM CONTRACT LOAN

The maximum Contract Loan value will be determined in accordance with the withdrawals and surrender provisions of the contract. The amount of the Contract Loan, when added to the outstanding balance of a policy loan against a life insurance policy that is purchased as part of the same section 403(b) arrangement as the contract, if any, and the outstanding balance of any other loans from qualified employer plans, may not be more than the lesser of:

         (1) $50,000 reduced by the excess if any of (a) the highest outstanding balance of loans from the section 403(b) arrangement. and any other qualified employer plans during the one year period ending on the day before the date on which the Contract Loan was made, over (b) the outstanding balance of loans from the section 403(b) arrangement and any other qualified employer plans on the date on which the Contract Loan was made; or

         (2) the greater of (a) fifty percent of the sum of the Cash Surrender Value of the annuity contract, the Cash Value of any life insurance policy purchased as part of the section 403(b) arrangement, and the nonforfeitable accrued benefit of the Owner under any other qualified employer plan, or (b) $10,000 provided that the Cash Surrender Value is at least $10,500;

provided, however, that at least $10,000 may be borrowed if the Cash Surrender Value is at least $10,500.

OTHER CONTRACT LOAN RESTRICTIONS

The following restrictions apply to all 403(b) Contract Loans:

         (1)      Only one Contract Loan may be outstanding at a time.

         (2) Only one Contract Loan may be taken out in any one contract year.

         (3) The Annuity Value and Cash Surrender Value of this contract are the security for the Contract Loan.

         (4) The Contract Loan amount must be at least $500 and the Cash Surrender Value not securing the Contract Loan must be at least $500 on the day the Contract Loan is made.

         (5) The Company has the right to postpone making a Contract Loan for not more than 6 months.

INDEBTEDNESS

Indebtedness is the entire unpaid balance of a Contract Loan plus all unpaid interest accrued on the Contract Loan.

PAYMENT OF CONTRACT VALUES WHEN THERE IS INDEBTEDNESS

Before payment of either the Cash Surrender Value or the Annuity Value under any of the contract provisions,, the entire indebtedness as of the payment date will be deducted.

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INTEREST CHARGED AND CREDITED

interest at a rate of no more than 8% per year will be charged on the Indebtedness from the date the Contract Loan is made. During the period of any Contract Loan under the contract, the interest rate credited to the Annuity Value on amounts securing the Indebtedness may be reduced, but not to less than 3% per year.

CONTRACT LOAN PAYMENTS

A Contract Loan must be repaid as follows, or as may otherwise be required by federal law or regulation. Substantially equal Contract Loan Payments must be made at least quarterly to completely repay all Indebtedness within 5 years from the date of the Contract Loan. However, if the Contract Loan is to be used to acquire a dwelling that is to be used within a reasonable time as a principal residence by the Annuitant, then the Contract Loan Payment period may be increased to as long as 30 years. Contract Loan Payments shall be not less than the minimum amount as determined by the Company. The Company reserves the right to change the required minimum amount at any time.

LATE CONTRACT LOAN PAYMENTS AND DEFAULT

If a Contract Loan Payment is not paid when due, the entire loan will be declared in default, In the event of a default on a contract loan, the Company shall make every effort to collect on the loan and shall charge interest on the unpaid portion of the loan until the earlier of the date the loan is repaid in full or the date the note evidencing the loan can be distributed to the Owner in accordance with Section 403(b) of the Internal Revenue Code (the "Code"). The Cash Surrender Value and the Annuity Value of the contract shall not be reduced until such time as such a reduction would constitute a permissible distribution under Section 403(b) of the Code. The Owner shall have 31 days in which to submit a late payment and cure the default, Furthermore, if the default has not been cured prior to December 31 of the calendar year in which the incidence of default occurred, any portion of the loan that has not previously been treated as a distribution for federal income tax purposes shall be deemed to be distributed to the Owner and federal taxes on such deemed distribution may be due and payable.

EXTRA CONTRACT LOAN PAYMENTS

Extra Contract Loan Payments and Contract Loan Payments greater than the scheduled payment amount will be accepted and will be applied to reduce the remaining term of the scheduled Contract Loan Payment period and/or the amount of the final payment. Such Contract Loan Payments may not be applied to reduce the payment amount, change a scheduled payment date, Or miss a due date for any scheduled payment due before the final payment.

TERMINATION DUE TO INSUFFICIENT CONTRACT VALUE

This Rider and the contract to which it is attached will terminate without value on the first day that Indebtedness equals or exceeds the Cash Surrender Value and the Annuitant has reached age 59 1/2, separated from service, died, or become disabled within the meaning of Section 72(m)(7) of the Internal Revenue Code. Federal taxes may become due and payable by the Annuitant upon termination of the contract. Notice will be mailed to the Annuitant's last known address at least thirty-one days before such termination. The termination may be avoided by making a Contract Loan Payment sufficient for the contract to have a Cash Surrender Value at least $500 greater than the Indebtedness within thirty-one days of receiving the notice.


Effective date of this Rider, if later than the Issue Date of the contract:


Attached by Provident Mutual Life Insurance Company of Philadelphia.



                                   ROBERT W. KLOSS
                                   President and Chief Executive Officer